1-15206   RECEIVED   2002   WASH. D.C. 15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of _____ MAY _____ , 20 02

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934   Yes [ ]   No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOSEPHINE GOMM
(Registrant)

Date 3 MAY 2002   By _____
(Signature) *

PROCESSED
MAY 1 5 2002
THOMSON
FINANCIAL

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No [212237]

All relevant boxes should be completed in typed block capital letters.

1 Name of company SPIRENT plc		**2** Name of director ERIC GEORGE HUTCHINSON	
3 Please state whether notification indicates that it is in Respect of holding of the director named in 2 above or Holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest IN RESPECT OF THE DIRECTOR'S HOLDING		**4** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) NOT APPLICABLE	
5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify The connected person(s) N/A		**6** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.	
7 Number of shares/amount of stock acquired -	**8** Percentage of issued Class -	**9** Number of shares/amount of stock disposed -	**10** Percentage of Issued Class -

11 Class of security -	**12** Price per share -	**13** Date of transaction	**14** Date company informed
15 Total holding following this notification		**16** Total percentage holding of issued class following this notification	

If a director has been granted options by the company please complete the following boxes.

17 Date of grant 2 May 2002	**18** Period during which or date on which exercisable 2 May 2005 – 1 May 2012
19 Total amount paid (if any) for grant of the option N/A	**20** Description of shares or debentures involved: class, Number 387,000 options over Ordinary shares of 3 1/3 pence each
21 Exercise price (if fixed at time of grant) or indication that Price is to be fixed at time of exercise Exercise price will be 113 pence	**22** Total number of shares or debentures over which options held following this notification 1,003,190

23 Any additional information Options awarded under the Company's Executive Share Option Scheme	**24** Name of contact and telephone number for queries Luke Thomas – 01293 767658
25 Name and signature of authorised company official Responsible for making this notification Date of notification 3 May 2002	*Luke Thomas* LUKE THOMAS - DEPUTY COMPANY SECRETARY